UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40405

JIUZI HOLDINGS INC.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement and Unregistered Sales of Equity Securities

On December 2, 2021, Jiuzi Holdings Inc. (the “Company”) entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $6,000,000 (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 15% per annum in the event of default. Pursuant to the securities purchase agreement, the Debentures will be issued in a private placement pursuant to an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder.

The initial closing of the Transaction occurred on December 3, 2021 when we issued a first Debenture for $2,500,000. The second closing of a Debenture in the amount of $2,500,000 shall occur upon the filing of a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the ordinary shares upon conversion of the Debentures by the Debenture Holding. The third closing of a Debenture in the amount of $1,000,000 shall occur upon effectiveness of the Registration Statement as declared by the SEC.

In addition, the Company agreed to pay to an affiliate of the Debenture Holder a fee equal to 5.0% of the amount of each Debenture at each closing and a one-time due diligence and structuring fee of $15,000 at the first closing.

The Debenture Holder may convert the Debenture in its sole discretion to Company’s ordinary shares at any time at the lower of $2.75 or 92.5% of the lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $1.00 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and outstanding shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ prior written notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days in a period of 15 consecutive Trading Days (the last such day of each such occurrence, a “Triggering Date”), the Company shall make monthly payments beginning on the last calendar day of the month when the Triggering Date occurred. Each monthly payment shall be in an amount equal to the sum of (i) the Principal Amount outstanding as of the Triggering Date divided by the number of months until the Maturity Date, (ii) the Redemption Premium (as defined below) in respect of such Principal Amount, and (iii) accrued and unpaid interest hereunder as of each payment date.

The Company has agreed to register for resale the ordinary shares underlying the Debentures with the SEC pursuant to a registration rights agreement dated December 3, 2021 within 30 days of the first closing and have it declared effective by the SEC within 120 days of the first closing.

The foregoing description of the securities purchase agreement, the debentures and the registration rights agreement is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and such agreements are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 10.1, 10.2 and 10.3, respectively, to this report on Form 8-K.

This report shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated December 2, 2021
10.2	Form of Debenture
10.3	Registration Rights Agreement, dated December 2, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIUZI HOLDINGS INC.

Date: December 6, 2021	By:	/s/ Shuibo Zhang
		Name:	Shuibo Zhang
		Title:	Chief Executive Officer

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